Exhibit 99.3

Notice of our 2020 Annual and special Meeting of Shareholders when may 14, 2020 10:00 a.m. Mountain Daylight Time (MDT) Where Virtual only meeting via live audio webcast online at https://web.lumiagm.com/227450298 Items of Business 1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2019. 2. Elect the directors 3. Appoint the auditors and authorize the directors to set the auditors’ fees 4. Participate in our ‘say on pay’ advisory vote 5. Consider a special resolution authorizing and approving a share consolidation. 6. Other business Your Vote is Important The attached Management Information Circular includes important information about what the annual and special meeting will cover, how to vote, our governance practices and executive compensation at precision Drilling Corporation. This year, to deal with the public health impact of COVID-19, we will be holding the meeting in a virtual-only format via live audio webcast available at https://web.lumiagm.com/227450298 where registered shareholders and duly appointed proxyholders can paticipate, vote, or submit questions during the meeting live webcast. By order of the Board of Directors, Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta April 1, 2020 Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry. Headquartered in Calgary, Alberta, Canada, we are a leading North American drilling company. We also have operations in the Middle East. Our shares trade on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

2020 Management Information Circular	4